Exhibit 99.1

Chindata Group Reports Second Quarter 2021 Unaudited Financial Results

Recent Financial and Operating Highlights

•

Continued to deliver solid financial performance. For the second quarter of 2021, revenue grew 64.2% year over year to RMB686.4 million (US$106.3 million). Net income was at a record high of RMB65.1 million (US$10.1 million) and stayed positive for two consecutive quarters, with a net income margin of 9.5%. Adjusted EBITDA increased 65.8% year over year to RMB338.5 million (US$52.4 million), with a margin of 49.3%. Cash generation remained healthy, with cash flow from operation at RMB285.8 million (US$44.3 million).

•

87MW new capacity under construction added, with deepened cooperation with existing and new customers. During the quarter, the Company added 3 new projects under-construction with a total capacity of 87MW, and an additional 66MW of capacity with indication of interest (“IOI”), and a 3MW contracted capacity converted from existing IOI capacity, with existing clients. The Company also signed a strategic cooperation agreement with Tencent Holdings, further expanding its customer base. Both parties will explore further collaborative opportunities in various fields going forward.

•

Continued to explore sustainable development. On May 13, Phase I of the Company’s Taihang Mountain Energy and Information Technology Industrial (“Taihang”) Campus was awarded the first prize in the Carbon Neutral Data Centers Evaluation of 2021. The evaluation was jointly organized by reputed organizations within the industry to promote the net zero carbon development of the digital infrastructure industry. Located in Datong City of Shanxi Province, the Taihang Campus has now utilized 100% of its energy from renewable sources for two consecutive years, starting in 2019.

•

Obtained solid credit rating from major international rating agencies. On July 27, Fitch and Moody’s assigned their first-time issuer ratings to the Company of BBB- and Ba2, respectively, with a stable outlook. The Company’s full-stack hyperscale business model, characterized by healthy commitment rate, predictable earnings stream, strong asset ownership, robust growth, and strategic site selection, etc. is being further recognized.

•

Raised 2021 full year guidance. Taking numerous factors into consideration, the Company raised its 2021 full year guidance, with range of revenue increased to RMB2,780 - 2,830 million from previous RMB2,700 - 2,780 million, and range of adjusted EBITDA raised to RMB1,350 - 1,400 million from previous RMB1,280 - 1,330 million.

BEIJING, August 26, 2021 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the second quarter of 2021. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measures, which are described further below.

Management Quote

Mr. Jing JU, Chief Executive Officer of Chindata Group, commented, “We continued to embrace transformation in the second quarter. In China, with the development of digital economy being a long term prospect with certainty, the value of Internet Data Center (“IDC”) industry as key fundamental infrastructure is being increasingly apparent. At the same time, differences in the underlying capabilities of players will likely become a key driver of diverse performance. Pandemic has decelerated the flow of people, technologies and commodities in Pan Asia Pacific emerging market, posing more challenges to the delivery and execution model of industry players. To cope with these challenges, Chindata has remained fully dedicated to core capacity build-up covering green-field development, integrated energy solution and white-labeling of key digital infrastructure equipment. We have maintained the rapid growth of the scale of our deliverable high-value infrastructure and are constantly supporting our industry-leading clients in the zero-carbon transformation and swift scalability of their business in the Pan Asia Pacific region. We hope to join hands with more partners along such course in the future.”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented “We delivered another strong quarterly performance, keeping healthy growth of revenue and profit while maintaining high-quality cash generation. Revenue for the quarter grew by 64.2% year over year to RMB686.4 million, with a positive net income at its historical high of RMB65.1 million. Adjusted EBITDA was RMB338.5 million for the quarter with a margin of 49.3%. Meanwhile, cash flow from operation was RMB285.8 million for the quarter. During the quarter, our business fundamentals received strong recognition from the major credit rating agencies. Going forward and with our solid credit rating assigned, we shall continue to diversify our financing channel to support the long term high-quality development of the Company.”

Business Highlights

Asset Overview

•

In-service capacity increased by 24MW, or 6.9% quarter over quarter, to 361MW, compared to 337MW in the first quarter of 2021. The increase was mainly due to the delivery of project CN11-B; under-construction capacity reached 217MW, compared to 153MW in the first quarter of 2021, with CN14, CN15 and CE03 as the new projects included.

•

Total contracted capacity increased by 0.7% quarter over quarter to 414MW, compared to 411MW in the first quarter of 2021. Total contracted capacity and capacity with indication of interest (“IOI”) increased by 15.3% quarter over quarter to 496MW, compared to 430MW in the first quarter of 2021.

•

In-service contracted capacity reached 329MW, compared to 304MW in the first quarter of 2021; Newly contracted capacity was mainly contributed by project CN11-B and CE01 in northern and eastern China respectively; contracted ratio for in-service capacity was 91%; contracted ratio (including IOI) for in-service capacity was 91%.

•

Under-construction contracted capacity reached 85MW, under-construction IOI capacity reached 81MW. Contracted ratio (including IOI) for under-construction capacity was 77% (vs. FY21Q1 80%). The inclusion of the 3 new projects (CE03, CN14, CN15) and the additional IOI capacity on CN12 were the major contribution to the change.

•

Total utilized capacity increased by around 13MW, or 5.4% quarter over quarter, to 251MW, compared to 238MW in the first quarter of 2021. The increase was mainly due to the steady ramp-up of several projects (CN06, CN08, CN09, CE01) and the newly delivered CN11-B in China.

Sales Momentum

The Company continued to explore cooperation opportunities with potential and existing customers. In China, the Company added a total of 66MW of IOI capacity, mainly contributed by the inclusion of three new under-construction projects CE03, CN14 and CN15 and a 3MW new IOI capacity obtained on project CN12. Contracted capacity increased by 3MW, as a result of the conversion of existing IOI capacity with existing customer on project CE01.

On June 22, the Company entered into a strategic cooperation agreement with Tencent Holdings to develop cloud computing-featured new infrastructure and promote carbon neutrality, marking a steady progress in the Company’s effort in diversifying the client base. Specifically, the two parties will integrate respective resources, with potential areas of cooperation including governance, industry, culture and tourism, healthcare, energy and transportation, etc.

Sustainable Development

In May 2021, Chindata Group became the first and only datacenter company in Asia to become a supporter of the Task Force on Climate-Related Financial Disclosure (“TCFD”). Pursuant to which, the Company will continue to improve the disclosure quality of environment- and climate-related information, integrate with the information disclosure system of the international capital market, and enhance the capital market’s understandings of the Company’s sustainable development strategy in building a new generation of hyperscale digital infrastructure. TCFD was established by the G20 Financial Stability Board (“FSB”) in 2015, and its supporters are primarily financial institutions. As the systemic risk of climate change gains more attention in the market, digital economy companies are becoming an increasingly important group of supporters.

In June 2021, the Company joined the Scientific Carbon Target (“SBTi”) initiative and committed to the Business Ambition for 1.5°C Campaign, becoming one of nine companies in China to commit to the campaign. Over 1,685 companies worldwide have joined the SBTi initiative, over 20% of which are part of The Global 500 company list as ranked by Forbes. The SBTi initiative was initiated by the World Wide Fund for Nature (“WWF”), the Global Environmental Information Research Center (“CDP”), the World Resources Institute (“WRI”), and the United Nations Global Compact Project

(“UNGC”) in 2015. SBTi provides resources and guidance for companies in different industries to set their own science-based targets and meet the goals of the Paris Agreement – limiting the rise in mean global temperature to well-below 2°C above pre-industrial levels and pursuing efforts to limit the increase to 1.5°C. Through joining the campaign, the Company expect to make carbon emission target setting more in-line with recommended standards.

Issuer Rating

On July 27th, Fitch and Moody's assigned a first-time rating to the Company. Fitch Ratings assigned the Company an Issuer Default Ratings (IDR) of 'BBB-' with a stable outlook. Key rating drivers include recurring revenue, long-term contracts, strong asset ownership, strategic location, robust growth, favorable industry dynamics, cost leadership and stable EBITDA margin, etc. Moody's assigned a first-time Ba2 corporate family rating (CFR) to the Company with a stable outlook. As quoted, "Chindata's Ba2 CFR reflects the solid demand for data centers in China, as well as the company's predictable earnings stream with adequate committed preleasing, moderate leverage and relatively quick ramp-up to a 90% occupancy rate for its newly completed data centers."

With the rating, the Company will further explore diversified financing channels to support its long term development.

Recent Updates on Industry Policies and Regulation

Several important regulation and industry policies were issued or updated during the past few months, namely “The implementation plan of computing power hub of collaborative innovation system of national integrated big data Center” issued by National Development and Reform Committee (NDRC) in May, “Three-Year Action Plan for the Development of New Data Centers (2021-2023)” published by Ministry of Industry and Information Technology (MIIT) in July, and some updated regulation issued by local government, such as Beijing Municipal Government, to further strengthen review on data center energy efficiency performance. The Company takes a positive view on polices and the industry, and we believe the Company’s past performance, current execution and its understanding of the essence of the business for now and in the future are in-line with key directions pointed out in these policies, such as expectation for more optimized layout of data center, improved energy efficiency and encouraging the development and usage of renewable by data center going forward. The Company will continue to build-up its capacity, deliver value to clients, and contribute to the sustainable development of the society.

Meanwhile, regarding the revised draft of Cybersecurity Review Measures by the Cyberspace Administration of China in July, and regulations on the Security Protection of Critical Information Infrastructure, which is to be effective on September 1st, 2021, the Company currently expects limited impact given its business nature of non-involvement or processing of any external data or information. Meanwhile, multi-layered internal security measures have been carefully implemented by the Company to ensure high level of cybersecurity and data privacy protection, eliminating any possibility of us or our employees accessing customers’ business data in any manner. Going forward, the Company will closely monitor such regulatory updates and take further necessary measures to comply with any new or updated regulatory requirements that the Company may be subject to.

Second Quarter and First Half 2021 Financial Results Summary

TOTAL REVENUES

Total revenues in the second quarter of 2021 increased by 64.2% to RMB686.4 million (US$106.3 million) from RMB418.1 million in the same period of 2020, primarily driven by the robust growth of the Company’s colocation services.

For the first half of 2021, total revenues increased by 64.0% to RMB1,329.8 million (US$206.0 million) from RMB810.6 million in the same period of 2020.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenue in the second quarter of 2021 increased by 62.1% to RMB407.6 million (US$63.1 million) from RMB251.4 million in the same period of 2020, mainly driven by increases in utility costs, and depreciation and amortization expenses.

For the first half of 2021, total cost of revenue increased by 60.8% to RMB794.5 million (US$123.1 million) from RMB494.3 million in the same period of 2020.

GROSS PROFIT

Gross profit in the second quarter of 2021 increased by 67.2% to RMB278.8 million (US$43.2 million) from RMB166.7 million in the same period of 2020. Gross margin in the second quarter of 2021 was 40.6%, compared with 39.9% in the same period of 2020.

For the first half of 2021, gross profit increased by 69.2% to RMB535.2 million (US$82.9 million) from RMB316.3 million in the same period of 2020. Gross margin in the first half of 2021 was 40.2%, compared to 39.0% in the same period of 2020.

OPERATING EXPENSES

Total operating expenses in the second quarter of 2021 increased by 2.1% to RMB130.5 million (US$20.2 million) from RMB127.9 million in the same period of 2020.

For the first half of 2021, total operating expenses increased by 12.5% to RMB266.0 million (US$41.2 million) from RMB236.5 million in the same period of 2020.

•Selling and marketing expenses in the second quarter of 2021 increased by 8.9% to RMB23.2 million (US$3.6 million) from RMB21.3 million in the same period of 2020, primarily due to more active marketing activities and related expense. For the first half of 2021, selling and marketing expenses increased by 19.4% to RMB44.2 million (US$6.8 million) from RMB37.0 million in the same period of 2020.

•General and administrative expenses in the second quarter of 2021 decreased by 12.7% to RMB86.5 million (US$13.4 million) from RMB99.1 million in the same period of 2020, primarily due to lower share-based compensation expense. For the first half of 2021, general and administrative expenses decreased by 0.5% to RMB182.7 million (US$28.3 million) from RMB183.7 million in the same period of 2020.

•Research and development expenses in the second quarter of 2021 increased by 180.9% to RMB20.8 million (US$3.2 million) from RMB7.4 million in the same period of 2020, primarily due to higher personnel costs as the Company continued to invest in its research and development initiatives to further enhance its service offerings. For the first half of 2021, research and development expenses increased by 147.2% to RMB39.0 million (US$6.0 million) from RMB15.8 million in the same period of 2020.

OPERATING INCOME

As a result of the foregoing, operating income in the second quarter of 2021 increased by 281.3% to RMB148.2 million (US$23.0 million), from RMB38.9 million in the same period of 2020. Operating income margin in the second quarter of 2021 was 21.6%, compared with 9.3% in the same period of 2020.

For the first half of 2021, operating income increased by 237.1% to RMB269.3 million (US$41.7 million) from RMB80.0 million in the same period of 2020. Operating income margin in the first half of 2021 was 20.2%, compared to 9.9% in the same period of 2020.

NET INCOME

Net income in the second quarter of 2021 was RMB65.1 million (US$10.1 million), compared to net loss of RMB45.3 million in the same period of 2020. Net income margin in the second quarter of 2021 was 9.5%, compared with -10.8% in the same period of 2020.

For the first half of 2021, net income was RMB123.3 million (US$19.1 million), compared with net loss of RMB59.4 million in the same period of 2020. Net income margin in the first half of 2021 was 9.3%, compared to -7.3% in the same period of 2020.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the second quarter of 2021 were RMB0.18 (US$0.02). Basic and diluted earnings per share were RMB0.09 (US$0.01). Each ADS represents two of the Company's Class A ordinary share.

For the first half of 2021, basic and diluted earnings per American Depositary Share ("ADS") were RMB0.34 (US$0.06). Basic and diluted earnings per share were RMB0.17 (US$0.03).

ADJUSTED EBITDA

Adjusted EBITDA in the second quarter of 2021 increased by 65.8% to RMB338.5 million (US$52.4 million), from RMB204.2 million in the same period of 2020. Adjusted EBITDA is defined as net (loss) income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, management consulting services fee, change in fair value of financial instruments, foreign exchange gain and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the second quarter of 2021 was 49.3%, compared with 48.8% in the same period of 2020 and 47.8% in the first quarter of 2021.

For the first half of 2021, Adjusted EBITDA increased by 67.9% to RMB646.3 million (US$100.1 million), from RMB384.8 million in the same period of 2020. Adjusted EBITDA margin in the first half of 2021 was 48.6%, compared with 47.5% in the same period of 2020.

ADJUSTED NET INCOME

Adjusted net income was RMB113.0 million (US$17.5 million) in the second quarter of 2021, compared with RMB29.0 million in the same period 2020, representing a 289.6% YoY increase. Adjusted net income is defined as net (loss) income excluding share-based compensation, management consulting services fee, and depreciation and amortization of fixed assets and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments.

Adjusted net income margin in the second quarter of 2021 was 16.5%, compared with 6.9% in the same period of 2020 and 17.0% in the first quarter of 2021.

For the first half of 2021, Adjusted net income increased by 223.9% to RMB222.3 million (US$34.4 million), from RMB68.6 million in the same period of 2020. Adjusted net income margin in the first half of 2021 was 16.7%, compared with 8.5% in the same period of 2020.

BALANCE SHEET

As of June 30, 2021, the Company had cash and cash equivalents and restricted cash of RMB7.0 billion (US$1.1 billion), compared to cash and cash equivalents and restricted cash of RMB6.9 billion as of March 31, 2021.

2021	Full Year Business Outlook

Taking numerous factors into consideration, the Company raised the full year guidance for 2021, with previous and updated guidance as follows:

TOTAL REVENUES

•	Previous: RMB2,700 million – RMB2,780 million, a 47.5-51.8% increase over full year 2020.
•	Updated: RMB2,780 million - RMB2,830 million, a 51.8-54.6% increase over full year 2020

ADJUSTED EBITDA

•	Previous: RMB1,280 million – RMB1,330 million, a 50.2-56.1% increase over full year 2020.
•	Updated: RMB1,350 million – RMB1,400 million, a 58.5-64.3% increase over full year 2020

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, August 26, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	6563697
Registration Link:	http://apac.directeventreg.com/registration/event/6563697

The replay will be accessible through September 3, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	4006-322162
Hong Kong:	800-963117
Conference ID:	6563697

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://investor.chindatagroup.com/.

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.4566 to US$1.00, the noon buying rate on June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Ms. Joy Zhang

Zhuo.zhang@chindatagroup.com

Ms. Xiaolin Zhao

xiaolin.zhao@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	6,705,612	6,632,921	1,027,309
Restricted cash	102,598	281,325	43,572
Accounts receivable, net	422,224	514,290	79,653
Value added taxes recoverable	182,982	246,531	38,183
Prepayments and other current assets	176,560	315,944	48,933
Total current assets	7,589,976	7,991,011	1,237,650
Non-current assets
Property and equipment, net	6,423,830	7,104,897	1,100,408
Operating lease right-of-use assets	635,683	787,645	121,991
Finance lease right-of-use assets	144,615	141,749	21,954
Goodwill and intangible assets, net	793,182	771,614	119,508
Restricted cash	103,253	110,449	17,106
Value added taxes recoverable	357,125	353,006	54,674
Other non-current assets	211,934	168,107	26,037
Total non-current assets	8,669,622	9,437,467	1,461,678
Total assets	16,259,598	17,428,478	2,699,328
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	296,913	456,178	70,653
Accounts payable	1,186,030	1,124,960	174,234
Current portion of operating lease liabilities	40,131	47,263	7,320
Current portion of finance lease liabilities	4,906	4,808	745
Accrued expenses and other current liabilities	304,960	286,128	44,316
Total current liabilities	1,832,940	1,919,337	297,268
Non-current liabilities
Long-term bank loans	3,892,120	4,698,216	727,661
Operating lease liabilities	204,305	206,438	31,973
Finance lease liabilities	59,986	57,681	8,934
Other non-current liabilities	530,779	619,395	95,932
Total non-current liabilities	4,687,190	5,581,730	864,500
Total liabilities	6,520,130	7,501,067	1,161,768
Shareholders’ equity:
Ordinary shares	46	46	7
Additional paid-in capital	10,510,516	10,630,654	1,646,479
Statutory reserves	82,792	82,792	12,823
Accumulated other comprehensive loss	(172,586)	(228,130)	(35,333)
Accumulated deficit	(681,300)	(557,951)	(86,416)
Total shareholders’ equity	9,739,468	9,927,411	1,537,560
Total liabilities and shareholders’ equity	16,259,598	17,428,478	2,699,328

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue	418,128	643,382	686,398	106,310	810,604	1,329,780	205,956
Cost of revenue	(251,391)	(386,920)	(407,626)	(63,133)	(494,265)	(794,546)	(123,060)
Gross profit	166,737	256,462	278,772	43,177	316,339	535,234	82,896
Operating expenses
Selling and marketing expenses	(21,323)	(20,985)	(23,213)	(3,595)	(37,016)	(44,198)	(6,845)
General and administrative expenses	(99,127)	(96,223)	(86,510)	(13,399)	(183,653)	(182,733)	(28,302)
Research and development expenses	(7,414)	(18,225)	(20,823)	(3,225)	(15,798)	(39,048)	(6,048)
Total operating expenses	(127,864)	(135,433)	(130,546)	(20,219)	(236,467)	(265,979)	(41,195)
Operating income	38,873	121,029	148,226	22,958	79,872	269,255	41,701
Interest income	2,315	15,868	18,061	2,797	4,019	33,929	5,255
Interest expense	(65,975)	(73,624)	(73,067)	(11,317)	(117,628)	(146,691)	(22,720)
Foreign exchange gain	907	63	519	80	781	582	90
Changes in fair value of financial instruments	(8,216)	12,856	(15)	(2)	1,466	12,841	1,989
Others, net	2,689	4,240	5,624	871	873	9,864	1,528
(Loss) income before income taxes	(29,407)	80,432	99,348	15,387	(30,617)	179,780	27,843
Income tax expense	(15,941)	(22,232)	(34,199)	(5,297)	(28,814)	(56,431)	(8,740)
Net (loss) income	(45,348)	58,200	65,149	10,090	(59,431)	123,349	19,103
(Loss) earnings per share:
Basic	(0.08)	0.08	0.09	0.01	(0.10)	0.17	0.03
Diluted	(0.08)	0.08	0.09	0.01	(0.10)	0.17	0.03
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	3,151	(4,601)	(50,943)	(7,890)	(41,001)	(55,544)	(8,603)
Comprehensive (loss) income	(42,197)	53,599	14,206	2,200	(100,432)	67,805	10,500

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(45,348)	58,200	65,149	10,090	(59,431)	123,349	19,103
Depreciation and amortization	95,932	138,611	143,875	22,283	191,424	282,486	43,752
Share-based compensation	60,991	41,049	37,809	5,856	101,324	78,858	12,214
Amortization of debt issuance cost	7,176	8,075	6,689	1,036	12,746	14,764	2,287
Others	6,287	(7,541)	11,490	1,780	(259)	3,949	613
Changes in operating assets and liabilities	83,489	(45,024)	20,832	3,225	62,533	(24,192)	(3,747)
Net cash generated from operating activities	208,527	193,370	285,844	44,270	308,337	479,214	74,222
Purchases of property and equipment and intangible assets, net of proceeds from sale of property and equipment	(469,114)	(590,998)	(526,203)	(81,498)	(801,121)	(1,117,201)	(173,032)
Purchase of land use rights	(10,825)	(63,401)	—	—	(33,479)	(63,401)	(9,820)
Purchase of short-term investments	—	—	(99,998)	(15,488)	—	(99,998)	(15,488)
Net cash used in investing activities	(479,939)	(654,399)	(626,201)	(96,986)	(834,600)	(1,280,600)	(198,340)
Net proceeds from financing activities	916,465	447,158	513,566	79,541	1,290,839	960,724	148,797
Net cash generated from financing activities	916,465	447,158	513,566	79,541	1,290,839	960,724	148,797
Exchange rate effect on cash, cash equivalents and restricted cash	236	19,124	(65,230)	(10,101)	2,989	(46,106)	(7,141)
Net increase in cash, cash equivalents and restricted cash	645,289	5,253	107,979	16,724	767,565	113,232	17,538
Cash, cash equivalents and restricted cash at beginning of period	1,242,116	6,911,463	6,916,716	1,071,263	1,119,840	6,911,463	1,070,449
Cash, cash equivalents and restricted cash at end of period	1,887,405	6,916,716	7,024,695	1,087,987	1,887,405	7,024,695	1,087,987

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended				For the six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(45,348)	58,200	65,149	10,090	(59,431)	123,349	19,103
Add: Depreciation and amortization(1)	96,953	140,618	145,881	22,594	193,470	286,499	44,373
Add: Net interest expenses	63,660	57,756	55,006	8,520	113,609	112,762	17,465
Add: Income tax expenses	15,941	22,232	34,199	5,297	28,814	56,431	8,740
Add: Share-based compensation	60,991	41,049	37,809	5,856	101,324	78,858	12,214
Add: Management consulting services fee	3,934	—	—	—	7,895	—	—
Add: Changes in fair value of financial instruments	8,216	(12,856)	15	2	(1,466)	(12,841)	(1,989)
Add: Foreign exchange gain	(907)	(63)	(519)	(80)	(781)	(582)	(90)
Add: Non-cash operating lease cost relating to prepaid land use rights	745	836	949	147	1,360	1,785	276
Adjusted EBITDA	204,185	307,772	338,489	52,426	384,794	646,261	100,092
Adjusted EBITDA margin	48.8%	47.8%	49.3%	49.3%	47.5%	48.6%	48.6%

Note:

(1)	Before the deduction of government grants.

	For the three months ended				For the six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(45,348)	58,200	65,149	10,090	(59,431)	123,349	19,103
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination	12,382	12,282	12,253	1,898	24,766	24,535	3,800
Add: Share-based compensation	60,991	41,049	37,809	5,856	101,324	78,858	12,214
Add: Management consulting services fee	3,934	—	—	—	7,895	—	—
Add: Tax effects on non-GAAP adjustments(1)	(2,959)	(2,221)	(2,214)	(343)	(5,920)	(4,435)	(687)
Adjusted Net Income	29,000	109,310	112,997	17,501	68,634	222,307	34,430
Adjusted Net Income margin	6.9%	17.0%	16.5%	16.5%	8.5%	16.7%	16.7%

Note:

(1)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of fixed assets and intangible assets resulting from business combination, and management consulting services fee.